December 1, 2009

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:

China Biologic Products, Inc.
Registration Statement on Form S-1/A
Filed November 9, 2009
File No. 333-160774

Dear Mr. Riedler:

On behalf of China Biologic Products, Inc. (the "Company"), we hereby submit this response to the general comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), set forth in the Staff's letter, dated November 20, 2009, with respect to Amendment No. 2 to the Company's registration statement on Form S-1 (the "Registration Statement"), along with Amendment No. 3 to the Registration Statement (the "Amendment").

We understand and agree that:

a.     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.     the Company's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company on a consolidated basis.

Division of Corporation Finance
December 1, 2009

General

  We note your response to comment 6 in your letter dated October 2, 2009. Please also disclose the total possible discount to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from the sale of the notes and the resulting percentage averaged over the two-year term of the convertible notes. We note from your October 2, 2009 response that these percentages were 29.19% and 14.60% respectively.

RESPONSE: We had previously disclosed on page 39 of the Registration statement, that the Company incurred a cost of 29.2% in connection with the issuance of the convertible notes, or 14.6% over the 2-year term, determined by calculating the total amount of all possible payments disclosed above ($1,049,512) and the total possible discount to the market price of the shares underlying the convertible note (as disclosed in the table below) ($1,433,121), divided by the net proceeds to the Company from the sale of the Notes ($8,504,628). We have revised this language to disclose on page 39 of the Amendment that the total possible discount to the market price of the shares underlying the convertible note divided by the net proceeds to the Company from the sale of the notes is 29.19% and that the resulting percentage averaged over the two-year term of the convertible notes is 14.60%.

  We note your response to comment 8 in your letter dated October 2, 2009. Please also include in your disclosure the number of share outstanding prior to the convertible note transaction held by persons other than the selling stockholders, your affiliates, and affiliates of the selling stockholders, which you stated in your response letter is 21, 474,942

RESPONSE: Please be advised that our response to comment 8 in our letter dated October 2, 2009 should have been as follows:

The number of shares outstanding prior to the convertible note transaction	5,914,007
that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders

The number of shares registered for resale by the selling stockholders or	2,028,365(1)
affiliates of the selling stockholders in prior registration statements

The number of shares registered for resale by the selling stockholders or	1,240,233(2)
affiliates of the selling stockholders in prior registration statements that continue to be held by the selling stockholders or affiliates of the selling stockholders

The number of shares that have been sold in registered resale transactions	788,132(3)
by the selling stockholders or affiliates of the selling stockholders

The number of shares registered for resale on behalf of the selling	2,003,372(4)
stockholders or affiliates of the selling stockholders in the current transaction

(1) Consists of (i) 1,489,342 shares and 93,772 shares of common stock held by Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P., respectively, and (ii) 372,336 shares and 23,443 shares of common stock issuable to them, respectively, upon the exercise of five-year warrants to purchase common stock at an exercise price of $2.8425 per share. This amount also includes an aggregate of 49,472 shares of common stock issuable upon the exercise of a five-year warrant to purchase common stock at an exercise price of $2.8425 per share, transferred to them by Capital Ventures International.

Division of Corporation Finance
December 1, 2009

(2) Represents shares registered for resale that continue to be held by Jayhawk as of October 1, 2009.

(3) Represents shares that have been sold in registered resale transactions by Jayhawk as of October 1, 2009.

(4) Represents 2,003,372 shares of our common stock that are issuable to the selling stockholders, including up to 1,335,581 shares of our common stock issuable upon the conversion of 3.8% secured convertible notes issued to, and up to 667,791 shares of our common stock issuable upon the exercise of outstanding warrants held by, the selling stockholders named in the Registration Statement.

Accordingly, we have disclosed on page 38 of the Amendment that, prior to the closing of the private placement transaction, 21,474,942 shares of our common stock were issued and outstanding, 5,914,007 of which were held by persons other than the selling stockholders, our affiliates, and affiliates of the selling stockholders.

Item 16. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements - June 30, 2009, page F-5
Note 21 - Business Combinations, page F-33

  Please refer to comment three. We note that at the time of the second payment, December 14, 2009, you could exercise shareholder rights and take over all corporate seals and license of Dalin. Per Article 3, paragraph 3-5 of the Equity Transfer Agreement filed as Exhibit 10.1 to your Form 8-K, dated October 2, 2008, the shareholder rights appear to entrust you with 54% of Qianfeng's equity. Please tell us why these items did not give you control of Dalin on December 4, 2009.

RESPONSE: According to SFAS No. 141(R) paragraph 10, "The acquirer shall identify the acquisition date, which is the date on which it obtains control of the acquiree". In addition, paragraph 11 also mentions "The date on which the acquirer obtains control of the acquiree generally is the date on which the acquirer legally transfers the consolidation, acquires the assets, and assumes the liabilities of the acquiree - the closing date. However, the acquirer might obtain control on a date that is either earlier or later than the closing date. For example, the acquisition date precedes the closing date if a written agreement provides that the acquirer obtains control of the acquiree on a date before the closing date. An acquirer shall consider all pertinent facts and circumstances in identifying the acquisition date."

According to Accounting Research Bulletin No. 51, Consolidated Financial Statements paragraph 2, Control has the meaning of controlling financial interest.

The Company did not apply the acquisition as step acquisition because there are no specifically guidance in the Agreement to address the transfer of legal and financial interest of the acquiree until the Amended agreement issued on December 12, 2009 regarding the third installment, unless the third installment did not pay by April 7, 2009, then the financial interest will be proportionally allocated to the % of payment made over the total acquisition payment by the Company. Below is the analysis of determining the acquisition date of the 90% ownership.

1)

Installment #1, this is not a step acquisition and no legal and financial interest was transferred as this is only an acquisition deposit.

Division of Corporation Finance
December 1, 2009

Analysis: After the installment #1 was made on October 13, 2008, the Company did not have control over Dalin as this is only for acquisition deposit which the Company has no legal and financial interest over Dalin after the first installment.

2)

Installment #2, this is not a step acquisition and no financial interest was transferred as this payment is the payment of intention that the transaction will be taken place. The financial interest to be transferred is documented in the amended agreement.

Analysis: Prior the installment #2 was made on December 14, 2008, the Company and the former 90% shareholder of Dalin ("shareholders") amended the Equity Transfer Agreement ("Agreement") on December 12, 2008 to include the clause if Logic Express paid 90% of the purchase price on or before March 31, 2009, which was subsequently changed to April 7, 2009, then Logic Express would have been entitled to 90% of Dalin's portion of the profit generated by Qianfeng beginning on January 1, 2009. Although there is a clause in the Agreement stating that the Company can exercise the shareholder's rights, as well as taking over all the corporate seals and license, of Dalin upon the payment of the second installment, but no financial interest control are retained by the Company after the second payment. In substance, the Company is acquiring Qianfeng as Dalin is a holding company with no operations and the actual management control did not take place until the Company gained the four out of seven seats directorship and the key management positions. Therefore, the Company considers obtaining control (or the financing interest) of Qianfeng, the major operating entity, on January 1, 2009 after the Installment #3 are made, which the Company entitled to the controlling financial interest as of January 1, 2009 in according to ARB No. 51 paragraph #2 and treated the installment # 1 & 2 as acquisition deposit because the Company has no financial interest of Qianfeng, through 90% ownerships of Dalin, as of December 31, 2008.

3)

Installment #3, this is not a step acquisition as the payment is initiated before the due date on April 7, 2009. Acquisition date was determined to be effective on January 1, 2009 after the third payment are initiated and all financial interest are passed to the Company on January 1, 2009.

Analysis: The installment #3 was made on April 8 and April 14, 2009, which was violating the amended Agreement that the Company is entitled to 90% of Dalin's portion of the profit generated by Qianfeng beginning on January 1, 2009, however, the Company timely initiated the third installment payment to achieve 90% of the purchase price on April 7, 2009, in accordance with the instructions provided by the Dalin shareholders. The transaction was deemed by the selling shareholders that Logic Express fulfilled its obligations under the agreement. As a result, Logic Holdings is entitled to all the rights and privileges of a 90% shareholder in Dalin, including the right to receive its pro rata share of the profits generated by Dalin's 54% majority-owned operating subsidiary, Qianfeng, as of January 1, 2009. This date is earlier than the closing date in April 2009 because the Agreement has granted the financial interest in Qianfeng to the Company effectively on January 1, 2009 after the third payment were timely initiated and subsequently paid in according to SFAS 141(R) paragraph 11.

Because of the above analysis, this is not a step acquisition as the acquisition date were determined after the third installment are completed, the Company determined the acquisition date on January 1, 2009, the date that the Company obtains financial interest of Qianfeng through 90% ownership in Dalin.

[Remainder of Page Left Blank Intentionally]

Division of Corporation Finance
December 1, 2009

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (+86) 538-620-2306 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8158.

Very truly yours,

CHINA BIOLOGIC PRODUCTS, INC.

By: /s/ Chao Ming Zhao
Name: Chao Ming Zhao
Title: Chief Executive Officer

cc:

Louis A. Bevilacqua, Esq.
Dawn M. Bernd-Schulz, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C. 20037-1122